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                                                             UNITED STATES


                                                  SECURITIES AND EXCHANGE COMMISSION


                                                         Washington, DC 20549


                                                                                                                           Form N-8F



I.       General Identifying Information

1.       Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

                  (X)      Merger

                  ( )      Liquidation

                  ( )      Abandonment of Registration
                           (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                  ( )      Election of status as a Business Development Company
                           (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.

2.       Name of fund:  Investors Life Separate Account D

3.       Securities and Exchange Commission File No.: 811- 7864

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  ()       Initial Application                (X)      Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip code):

                                    Midland National Life Insurance Company
                                    One Midland Plaza
                                    Sioux Falls SD  57193

6.       Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                    Terri Silvius
                                    Director -- Compliance
                                    Variable Operations
                                    525 W. Van Buren
                                    Chicago IL  60607
                                    (800) 800-3656 ext. 27858

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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2):

                                    Midland National Life Insurance Company
                                    Executive Office
                                    One Midland Plaza
                                    Sioux Falls, SD  57193

                                    (605) 335-5700

         Note:    Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

                  ( )      Management company;

                  (X)      Unit investment trust; or

                  ( )      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  ( )      Open-end         ( )      Closed-end

10.      State Law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                    South Dakota

11.      Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                                    None

12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                                    None. Prior to the effective date of the merger on January 1, 1997, Walnut Street
                                    Securities was the principal underwriter

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13.      If the fund is a unit investment trust ("UIT") provide:

               (a)  Depositor's name(s) and address(es):

                                    Midland National Life Insurance Company
                                    One Midland Plaza
                                    Sioux Falls SD  57193

               (b)  Trustee's name(s) and address(es):

                                    None

14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  ( )      Yes                       (X)      No

                  If Yes, for each UIT state:

                           Name(s):

                           File No.:

                           Business Address:

15.      (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,
                  Liquidation or Abandonment of Registration?

                           ( )      Yes                       (X)      No

                           If Yes, state the date on which the board vote took place:

                           If No, explain:  The fund is a separate account of Midland National Life
                           Insurance Company registered as a unit investment trust, and therefore the fund does not and never did have a board of directors

         (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
                  Liquidation or Abandonment of Registration?

                           ( )      Yes                       (X)      No

                           If Yes, state the date on which the shareholder vote took place:

                           If No, explain:     The policy owners who utilized the fund had no voting rights or privileges. In connection with the merger of Investors Life Insurance Company into
                                               Midland National Life Insurance Company, Investors Life Separate Account D was merged into Midland National's Separate Account C. The unit values were equal in both separate accounts and were exchanged dollar for dollar.

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II.      Distributions to Shareholders

     16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


                  ( )      Yes                       ( )      No

          (a)  If Yes, list the date(s) on which the fund made those distributions:

          (b)  Were the distributions made on the basis of net assets?

                           ( )      Yes                       ( )      No

          (c)  Were the distributions made pro rata based on share ownership?

                           ( )      Yes                       ( )      No

          (d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Merger, provide the exchange ratio(s) used and explain how it was calculated:


          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

                           ( )      Yes                       ( )      No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

                  Has the fund issued senior securities?

                  ( )      Yes                       ( )      No

                  If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

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18.      Has the fund distributed all of its assets to the fund's shareholders?


                  ( ) Yes                   ()       No


               If No,

               (a)  How many shareholders does the fund have as of the date this form is filed?



               (b)  Describe the relationship of each remaining shareholder to the fund:

19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


                  ( )      Yes                       ( )      No


         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                  ( ) Yes                   (X)      No

               If Yes,

               (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

               (b)  Why has the fund retained the remaining assets?

               (c)  Will the remaining assets be invested in securities?

                      ( )  Yes                       ( )      No

21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  ( ) Yes                   (X)      No

               If Yes,

               (a)  Describe the type and amount of each debt or other liability:

               (b)  How does the fund intend to pay these outstanding debs or other liabilities?

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IV.      Information About Events(s) Leading to Request For Deregistration

22.        (a)    List the expenses incurred in connection with the Merger or Liquidation:

               (i)  Legal expenses: $13,500.00

               (ii) Accounting expenses: None

               (iii) Other expenses (list and identify separately): None

               (iv) Total expenses (sum of lines (i)-(iii) above: $13,500.00

          (b)  How were those expenses allocated? Legal expenses in connection with the merger.

          (c)  Who paid those expenses? Midland National Life Insurance Company

          (d)  How did the fund pay for unamortized expenses (if any)? None

23.      Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?


                  (X)      Yes                       ( )      No


                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


                  Exemptive Relief Application filed July 15, 1996 Amendment filed December 2, 1996 Notice of Application Number
                  IC-22369 dated December 2, 1996 Order Number IC-22426 dated December 31, 1996



V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

                  ( )      Yes                       (X)      No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.      Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  ( )      Yes                       (X)      No

                  If Yes, describe the nature and extent of those activities:

VI  Mergers Only

              26.   (a)  State the name of the fund surviving the Merger:

                                    Midland National Separate Account C

                    (b)  State the Investment Company Act file number of the fund surviving the Merger:

                                     811- 07772

                    (c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    (d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                           Attached as Exhibit A in the initial N8-F filing.



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                                                                                                                  VERIFICATION


The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Investors Life Separate
                                                                      -----------------------
                                                                            (Name of Fund)

 Account D;   (ii) he or she is the Deputy Chief Compliance Officer   of  Midland National
----------                          --------------------------------      ----------------
(Title)

 Life Insurance Company; and (iii) all actions by shareholders, directors, and any
------------------------
     (Name of Fund)

body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.



                                                              (Signature)



                                                              /s/
                                                              -----------------------------
                                                                Therese M. Michels

                                                                5/26/04
                                                              ----------------
                                                                Date




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